Richard J. Freer, Ph.D.

Chairman, COO and Co-Founder

September 1, 2009

By EDGAR

Jeffrey Riedler

Assistant Director

Division of Corporation Finance

Securities and Exchange Commission

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Commonwealth Biotechnologies, Inc.
Preliminary Proxy Statement on Form PRE14A
Filed May 18, 2009
File No: 001-13467

Dear Mr. Riedler:

On behalf of Commonwealth Biotechnologies, Inc. (“CBI”) and in response to the comments set forth in your letter dated May 26, 2009, we are writing to supply additional information and clarify the disclosure made in the captioned Preliminary Proxy Statement on Form PRE14A (the “Proxy Statement”).

Proposal Two, page 13

1.	Rule 14a-4(a)(3) as promulgated under the Exchange Act requires that the form of proxy “identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters.” Please revise your preliminary proxy statement to “unbundle” the various proposals listed as items A, B, C, and D under Proposal 2. Please ensure that each item is separately identified and discussed in the proxy statement and can be separately voted upon by shareholders.

CBI acknowledges the comment and has revised the Proxy Statement to “unbundle” the proposals listed as items A, B, C, and D under Proposal Two. Each separate matter under Proposal Two has been separated into a subpart. Each subpart is separately identified and discussed in the proxy statement and each subpart can be voted upon separately by the shareholders. However, the passage of each subpart under Proposal Two is contingent upon the passage of all of the other subparts. Should any subpart fail, all subparts will fail.

2.	Please quantify the number of shares issuable under the Fornova Note and the Modification Agreement and include the percentage of outstanding shares represented by each issuance. In addition, please provide a discussion of the potential dilutive impact that such issuance would have on shareholders.

CBI acknowledges the comment and has revised the Proxy Statement to include discussion of the dilutive impact of each subpart of Proposal Two, as well as the number of shares issuable under and the percentage of outstanding shares represented by each subpart. CBI has revised page 17 to state that 3,174,600 shares are issuable in connection with the Modification Agreement, representing 27.97% of CBI’s outstanding shares should all such shares be issued. CBI has revised page 19 to state that 495,049 shares are issuable under the Fornova Note at a conversion price of $1.01 per share, representing 5.71% of CBI’s outstanding shares should all such shares be issued. CBI has revised page 20 to state that 1,000,000 shares are issuable under the Fornova Note at a conversion price of $0.50 per share, representing 10.90% of CBI’s outstanding shares should all such shares be issued. CBI has revised page 22 to state that 2,000,000 shares are issuable under the Fornova Series A Warrants, representing 19.66% of CBI’s outstanding shares should all such shares be issued. CBI has revised page 24 to state that 500,000 shares are issuable under the Fornova Series B Warrants, representing 5.77% of CBI’s outstanding shares should all such shares be issued. CBI has revised page 26 to state that 3,920,139 shares are issuable under the VPL Series A Warrants, representing 32.42% of CBI’s outstanding shares should all such shares be issued. CBI has revised page 28 to state that 653,357 shares are issuable under the VPL Series B Warrants, representing 7.40% of CBI’s outstanding shares should all such shares be issued. CBI has also included a table at page 30 illustrating the cumulative dilutive effect of the issuance of all shares issuable under all of the subparts of Proposal Two.

3.	Please disclose the percentage of outstanding shares that Fornova will hold if all of the shares under the note are issued.

CBI acknowledges the comment and has revised the Proxy Statement at page 20 to state Fornova will hold 5.71% of CBI’s outstanding shares if all the shares under the Fornova Note are issued at the conversion price of $1.01 and 10.90% of CBI’s outstanding shares if the shares under the Fornova Note are issued at the conversion price of $0.50. CBI has also included the table at page 30 to illustrate that should all shares underlying all subparts of Proposal Two be issued, Fornova would hold 5.15% of the outstanding shares of CBI.

4.	We note that you have not provided the financial information required under Item 13 of Schedule 14A. Please revise your preliminary proxy statement to include the financial information required by this item, or properly incorporate the information by reference to your annual report. If you do not believe that financial statements are material to the shareholders’ voting decision, please provide us with a detailed analysis in support of your position.

CBI acknowledges the comment and has revised the Proxy Statement at page 54 to properly incorporate by reference Item 7 – Management’s Discussion and Analysis of Financial Condition and Results of Operations, Item 7A – Quantitative and Qualitative Disclosure About Market Risk, Item 8 – Financial Statements and Supplementary Data, and Item 9 – Changes in and Disagreements with Accountants and Accounting and Financial Disclosure from the Company’s Annual Report on Form 10-K filed on March 31, 2009.

Proposal Three, page 17

5.	We note that you have not included information regarding plans and other arrangements not subject to security holder action as required under Item 10(c) of Schedule 14A. Please revise your preliminary proxy statement to include this information. See Item 201(d) of Regulation S-K.

CBI acknowledges the comment and has revised the Proxy Statement to include the information required under Item 10(c) of Schedule 14A. CBI has included this information in the suggested tabular format at page 43.

* * * * * * * * *

CBI also acknowledges that (1) it is responsible for the adequacy and accuracy of the disclosure in the filing (2) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) CBI may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you in advance for your assistance in reviewing this response. Should you have any questions with respect to the above responses, please contact me.

Sincerely,

/s/ Richard J. Freer
Richard J. Freer, Ph.D.

cc:	Bradley A. Haneberg, Esq.
Anthony W. Basch, Esq.
Zachary B. Ring, Esq.